NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Tuesday, January 30, 2007

Contact:

Investor Relations

(No.2007-01-02)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Reports Drill Results from Elkhorn Uranium Project, Wyoming

Vancouver, British Columbia – January 30, 2007 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce drill results from the Phase II drilling program at the Elkhorn Uranium Project in northeast Wyoming.  The Phase II drill program was completed in December 2006 and consisted of 58 holes, including 17 core holes and 41 mud-rotary (MR) holes that were drilled within an area of known uranium mineralization, adjacent to the historic Busfield uranium mine.

All drill hole data are now being incorporated in a mineral deposit model by SRK Consultants.  The following is a list of significant intercepts that were calculated using downhole gamma radiation logging results.  The intercepts are calculated using a 0.05% eU3O8 low grade cut-off and a minimum nine (9) foot mineralized interval (2.74 m).

Core Hole Number	From (ft.)	To (ft.)	Width (ft.)	Weighted Average eU3O8
BSF C 001	25	43	18	0.061%
BSF C 02R	5 Includes 7	37 30	32 23	0.11% 0.13%
BSF C 003	4	17	13	0.07%
BSF C 004	11	37	26	0.08%
BSF C 005	20	30	10	0.07%
BSF C 06R	7	40	33	0.16%
BSF C 007	12	32	20	0.10%
BSF C 008	5	30	25	0.10%
BSF C 010	10	20	10	0.05%
BSF C 011R	8	19	11	0.05%

*continued on next page

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca

MR Hole Number	From (ft.)	To (ft.)	Width (ft.)	Weighted Average eU3O8
BSF – 013	7	22	15	0.05%
BSF – 014	17	34	17	0.07%
BSF – 015	6	34	28	0.07%
BSF – 016	1	19	18	0.05%
BSF – 026	15	30	15	0.07%
BSF – 027	16	30	14	0.06%
BSF – 029	21	32	11	0.08%
BSF – 030	5	39	34	0.07%
BSF – 033	4	27	23	0.06%
BSF – 039	20	32	12	0.05%
BSF – 041	33	45	12	0.14%
BSF – 042	32	44	12	0.11%
BSF – 043	14 Inc. 24	39 37	25 13	0.09% 0.12%
BSF – 049	23 Inc. 32	45 44	22 12	0.10% 0.15%
BSF – 051	27	38	11	0.13%

Northern Canadian’s holes are located on a systematic grid overlying the historic resource area, with holes located approximately 50 feet (15 meters) apart on east-west lines, with lines spaced approximately 100 feet (30 meters) apart, north-south (see attached map).  Holes were drilled to an average depth of 110 feet (34 meters) for a total of 6115 feet (1,864 meters) of drilling.  Intercepts are calculated using three foot (0.91 m) sample intervals, and allowing up to one (1) sample interval of internal dilution, which includes uranium content below the 0.05% eU3O8 cut-off, and up to one sample interval of dilution above or below the intercept.

These drill results will be merged with drill results from the Phase I drill program, which intersected the highest grade portions of the property.  The drilling results from the Phase II program, which do not meet the above criteria, indicate that uranium mineralization, grading in excess of 0.05% eU3O8, but less than 9 feet in continuous width was intersected in a total of 47 holes (81%) with individual values up to 0.78% eU3O8.  That mineralization extends through the grid drilling pattern.  All analytical results are now being compiled into a uranium deposit model that will be utilized to calculate a uranium resource by SRK Consultants.  SRK Consultants has been retained to complete a NI 43-101 compliant assessment report on the project, and to prepare a mineral resource model and resource estimate.  SRK’s report was expected in January 2007.  However, the report is now expected in the latter part of February 2007.

The Elkhorn Project contains 7100 acres of mineral rights, and is one of nine uranium projects that the Company is exploring in Wyoming and South Dakota.  Uranium mineralization at Elkhorn occurs along a northeast trending zone that extends over 12 miles.  Three uranium mines are in production in this region, which employ “in-situ leach” recovery processes to recover uranium mineralization.  Operating mines are exploiting uranium mineralization that occurs in concentrations that range from approximately 0.1 – 0.3% U3O8.  Wyoming has been the leading producer of uranium in the US since 1995 and Wyoming also contains the largest uranium reserves in the US.

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca

QA/QC

All drill holes have been logged, using a down-hole radiometric probe that produces a measurement of the equivalent uranium content, which is then converted to equivalent U3O8 (eU3O8).  Equivalent uranium content is an estimate of the uranium content based on the measurement of gamma radiation, which results largely from secondary uranium minerals.  It is necessary to collect and analyze samples of the uranium mineralization with standard chemical methods, in order to determine the actual uranium content of the mineralization.  True uranium content can be higher or lower than equivalent uranium content, but generally varies in the range of 10%.  Split core samples have been submitted to ALS Chemex for uranium analysis and determination of the variation between eU308 and actual U3O8.  QA/QC procedures include submission of geochemical blanks and uranium standards. All work on the program was managed and directed by the Company’s wholly owned US subsidiary, NCA Nuclear Inc., based in Golden, Colorado.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from grassroots to resource definition.  The Company is exploring two projects in the Athabasca Basin, including the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin and the Canyon Coin project, on the north side of the Athabasca Basin.  The Company has three properties in southwest Nevada which are being examined, and the Company has acquired Prospecting Permits covering 50,000 km2 in Mali, West Africa, in addition to the six projects in Wyoming and three projects in South Dakota.

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  The potential quantity and grade of the above described uranium deposits is based upon historic exploration company drilling records obtained both privately and from the University of Utah Library.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, C.A.

President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca